EXHIBIT 12.2

The PNC Financial Services Group, Inc. and Subsidiaries

Computation of Ratio of Earnings

to Fixed Charges and Preferred Stock Dividends (1)

Dollars in millions	Nine months ended September 30, 2010		Year Ended December 31
			2009		2008		2007		2006		2005
Earnings
Pretax income from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries or income or loss from equity investees	$2,675		$3,135		$946		$1,612		$3,737		$1,801
Add:
Distributed income of equity investees	131		171		157		124		20
Fixed charges and preferred stock dividends excluding interest on deposits	981		1,993		1,059		1,209		779		611
Less:
Noncontrolling interests in pretax income of subsidiaries that have not incurred fixed charges	111		126		122		101		33		20
Interest capitalized	1		3
Preferred stock dividend requirements	187		597		33		1		1		1
Earnings excluding interest on deposits	3,488		4,573		2,007		2,843		4,502		2,391
Interest on deposits	758		1,741		1,485		2,053		1,590		981
Total earnings	$4,246		$6,314		$3,492		$4,896		$6,092		$3,372
Fixed charges and preferred stock dividends
Interest on borrowed funds	$663		$1,225		$961		$1,143		$719		$552
Interest component of rentals	101		131		64		64		59		58
Amortization of notes and debentures	29		37		1		1
Interest capitalized	1		3
Preferred stock dividend requirements	187		597		33		1		1		1
Fixed charges and preferred stock dividends excluding interest on deposits	981		1,993		1,059		1,209		779		611
Interest on deposits	758		1,741		1,485		2,053		1,590		981
Total fixed charges and preferred stock dividends	$1,739		$3,734		$2,544		$3,262		$2,369		$1,592
Ratio of earnings to fixed charges and preferred stock dividends
Excluding interest on deposits	3.56	x	2.29	x	1.90	x	2.35	x	5.78	x	3.91	x
Including interest on deposits	2.44		1.69		1.37		1.50		2.57		2.12

(1)	As defined in Item 503(d) of Regulation S-K.